

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Meenal A. Sethna
Executive Vice President and Chief Financial Officer
Littelfuse Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

      Re: Littelfuse Inc.
          Form 10-K for the Year Ended December 31, 2022
          File No. 000-20388

Dear Meenal A. Sethna:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing